Alcon Reports Third Quarter 2021 Results

•Third quarter sales of $2.1 billion, up 15% or 14% constant currency
•Continued growth in all Surgical and Vision Care categories versus 2020, driven by innovation, commercial execution and market recovery
•Nine months cash from operations of $958 million and free cash flow of $578 million
•Expanding in surgical glaucoma with intended acquisition of Ivantis

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, November 9, 2021 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and nine months ended September 30, 2021. For the third quarter of 2021, worldwide sales were $2.1 billion, an increase of 15% on a reported basis and 14% on a constant currency basis(2), as compared to the same quarter of the previous year. Third quarter 2021 diluted earnings per share were $0.00 and core diluted earnings per share were $0.54.
Third quarter and nine months 2021 key figures

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Net sales ($ millions)	2,084	1,818	6,088	4,838
Operating margin (%)	1.0%	(7.1)%	6.5%	(12.9)%
Core operating margin (%)(1)	17.7%	15.3%	18.0%	10.4%
Diluted earnings/(loss) per share ($)	0.00	(0.30)	0.48	(1.28)
Core diluted earnings per share ($)(1)	0.54	0.39	1.60	0.63
"Our third quarter performance demonstrates the strength of Alcon's product pipeline, innovation and commercial execution, resulting in continued growth in all Surgical and Vision Care sales categories," said David Endicott, Alcon's Chief Executive Officer.
Mr. Endicott continued, "We are developing and delivering differentiated products, platforms and services that enhance eye care around the world. In Surgical, we are building on our leadership by creating an ecosystem that connects and integrates data systems and equipment in the clinic and operating room. We are also excited to expand our presence in the fast-growing surgical glaucoma market with our intended acquisition of Ivantis. In Vision Care, we are adding new SiHy contact lens designs for daily and reusable wearers, as well as expanding our Systane family with multi-dose preservative-free formulations."

Third quarter and nine months 2021 results
Worldwide sales for the third quarter were $2.1 billion, an increase of 15% on a reported basis and 14% on a constant currency basis, compared to the third quarter of 2020. The Surgical and Vision Care franchises benefited from innovation, commercial execution and improvements in the eye care market, led by continued strength in the United States with varied paces of recovery internationally from the COVID-19 pandemic.
The following table highlights net sales by segment for the third quarter and first nine months of 2021:

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)	2021	2020	$	cc(2)

Surgical
Implantables	375	290	29	29	1,106	776	43	40
Consumables	594	526	13	12	1,749	1,365	28	25
Equipment/other	192	180	7	6	589	441	34	31
Total Surgical	1,161	996	17	16	3,444	2,582	33	30
Vision Care
Contact lenses	562	517	9	8	1,606	1,348	19	16
Ocular health	361	305	18	17	1,038	908	14	12
Total Vision Care	923	822	12	11	2,644	2,256	17	15
Net sales to third parties	2,084	1,818	15	14	6,088	4,838	26	23
Surgical primarily driven by advanced technology intraocular lenses
Surgical net sales of $1.2 billion, which include implantables, consumables and equipment/other, increased 17%, or 16% on a constant currency basis, compared to the third quarter of 2020. Implantables growth reflected market improvements and the ongoing adoption of advanced technology intraocular lenses, including the launch of Vivity and continued demand for PanOptix. Consumables growth primarily reflected market improvements over the prior year period, and growth in equipment/other was primarily driven by demand for cataract equipment. For the nine months ended September 30, 2021, Surgical net sales increased 33%, or 30% on a constant currency basis, compared to the nine months ended September 30, 2020.

Vision Care momentum primarily driven by Precision1 and Systane
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, increased 12%, or 11% on a constant currency basis, compared to the third quarter of 2020. Contact lens sales benefited from recovery in select international markets with continued momentum from the launch of Precision1 and Precision1 for Astigmatism. Growth in ocular health was led primarily by strong demand for our brand family of Systane products, as well as sales of Simbrinza. For the nine months ended September 30, 2021, Vision Care net sales increased 17%, or 15% on a constant currency basis, compared to the nine months ended September 30, 2020.

Operating income
Third quarter 2021 operating income was $20 million, which includes charges of $178 million from the impairment of an intangible asset and $138 million of amortization. Excluding these and other adjustments, third quarter 2021 core operating income was $369 million.
Third quarter core operating margin of 17.7% increased versus the prior year, mainly driven by higher sales, partially offset by increases in marketing and selling expenses and research and development. The prior year core operating margin was impacted by unabsorbed manufacturing overhead costs and provisions for expected credit losses related to COVID-19 as well as higher inventory provisions. Foreign exchange had a positive 40 basis point impact on third quarter 2021 core operating margin.
Operating income for the nine months ended September 30, 2021 was $398 million, which includes $391 million of amortization and $223 million of intangible asset impairments. Excluding these and other adjustments, core operating income for the nine months ended September 30, 2021 was $1.1 billion. Core operating margin for the nine months ended September 30, 2021 was 18.0% compared to 10.4% for the same period last year. Foreign exchange had a positive 50 basis point impact on core operating margin for the nine months ended September 30, 2021.

Diluted earnings per share (EPS)
Third quarter 2021 diluted earnings per share were $0.00 and core diluted earnings per share were $0.54. Diluted earnings per share for the nine months ended September 30, 2021 were $0.48 and core diluted earnings per share were $1.60.

Balance sheet and cash flow highlights
The Company ended the third quarter with a cash position of $1.6 billion. Current year cash flows benefited from higher sales, lower separation and transformation payments, partially offset by increased discretionary spending and higher taxes due to timing of payments. Cash flows from operations for the first nine months of 2021 totaled $958 million and free cash flow(3) amounted to $578 million, compared to cash flows from operations of $384 million and free cash flow of $115 million for the same period in the previous year. The increase in free cash flow was driven by higher cash flows from operations, partially offset by higher capital expenditures. Financial debts totaled $4.1 billion, in line with prior year-end. The Company ended the third quarter with a net debt(4) position of $2.5 billion. The Company continues to have $1 billion available in its existing revolving credit facility as of November 9, 2021.

Webcast and Conference Call Instructions
The Company will host a conference call on November 10 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its third quarter 2021 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2021/Alcons-Third-Quarter-2021-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)
(1)    Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)    Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)    Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)    Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, plans and decisions relating to the acquisition of Ivantis, Inc., the manufacture, distribution, marketing and/or sale of the Hydrus® Microstent, the ability of Alcon to execute on these plans, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks and the availability and the public’s acceptance of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact of unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.

Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Financial tables
Net sales by region

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2021		2020		2021		2020

United States	939	45%	846	47%	2,732	45%	2,131	44%
International	1,145	55%	972	53%	3,356	55%	2,707	56%
Net sales to third parties	2,084	100%	1,818	100%	6,088	100%	4,838	100%

Consolidated income statement (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions except earnings/(loss) per share)	2021	2020	2021	2020
Net sales to third parties	2,084	1,818	6,088	4,838
Other revenues	18	20	54	55
Net sales and other revenues	2,102	1,838	6,142	4,893
Cost of net sales	(892)	(972)	(2,647)	(2,778)
Cost of other revenues	(15)	(18)	(49)	(50)
Gross profit	1,195	848	3,446	2,065
Selling, general & administration	(779)	(685)	(2,263)	(1,957)
Research & development	(318)	(216)	(662)	(518)
Other income	4	7	18	25
Other expense	(82)	(83)	(141)	(238)
Operating income/(loss)	20	(129)	398	(623)
Interest expense	(31)	(32)	(92)	(93)
Other financial income & expense	(12)	(7)	(29)	(23)
(Loss)/income before taxes	(23)	(168)	277	(739)
Taxes	25	21	(40)	113
Net income/(loss)	2	(147)	237	(626)

Earnings/(loss) per share ($)
Basic	0.00	(0.30)	0.48	(1.28)
Diluted	0.00	(0.30)	0.48	(1.28)

Weighted average number of shares outstanding (millions)
Basic	490.1	489.1	489.9	488.9
Diluted	493.8	489.1	493.2	488.9

Balance sheet highlights

($ millions)	September 30, 2021	December 31, 2020
Cash and cash equivalents	1,565	1,557
Current financial debts	133	169
Non-current financial debts	3,976	3,949
Free cash flow
The following is a summary of free cash flow for the nine months ended September 30, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2021	2020
Net cash flows from operating activities	958	384
Purchase of property, plant & equipment	(380)	(269)
Free cash flow	578	115

Net (debt)/liquidity

($ millions)	At September 30, 2021
Current financial debt	(133)
Non-current financial debt	(3,976)
Total financial debt	(4,109)

Less liquidity:
Cash and cash equivalents	1,565
Derivative financial instruments	8
Total liquidity	1,573
Net (debt)	(2,536)

Reconciliation of IFRS Results to Core Results
Three months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(7)	Core results
Gross profit	1,195	133	—	—	—	—	(1)	1,327
Selling, general & administration	(779)	—	—	3	—	—	—	(776)
Research & development	(318)	5	178	—	—	—	(39)	(174)
Other income	4	—	—	—	—	—	—	4
Other expense	(82)	—	—	4	14	50	2	(12)
Operating income	20	138	178	7	14	50	(38)	369
(Loss)/income before taxes	(23)	138	178	7	14	50	(38)	326
Taxes(8)	25	(24)	(41)	—	(3)	(12)	(2)	(57)
Net income	2	114	137	7	11	38	(40)	269
Basic earnings per share ($)	0.00							0.55
Diluted earnings per share ($)	0.00							0.54
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	493.8							493.8

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Three months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(6)	Other items(7)	Core results
Gross profit	848	250	—	4	—	—	14	1,116
Selling, general & administration	(685)	—	—	5	—	—	—	(680)
Research & development	(216)	5	61	—	—	—	5	(145)
Other income	7	—	—	—	—	—	(1)	6
Other expense	(83)	—	—	39	14	12	—	(18)
Operating (loss)/income	(129)	255	61	48	14	12	18	279
(Loss)/income before taxes	(168)	255	61	48	14	12	18	240
Taxes(8)	21	(44)	(8)	(7)	(3)	(2)	(4)	(47)
Net (loss)/income	(147)	211	53	41	11	10	14	193
Basic (loss)/earnings per share ($)	(0.30)							0.39
Diluted (loss)/earnings per share ($)	(0.30)							0.39
Basic - weighted average shares outstanding (millions)(9)	489.1							489.1
Diluted - weighted average shares outstanding (millions)(9)	489.1							492.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Nine months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(7)	Core results
Gross profit	3,446	386	45	—	—	—	(1)	3,876
Selling, general & administration	(2,263)	—	—	12	—	—	—	(2,251)
Research & development	(662)	5	178	—	—	—	(31)	(510)
Other income	18	—	—	—	—	—	(1)	17
Other expense	(141)	—	—	11	40	50	3	(37)
Operating income	398	391	223	23	40	50	(30)	1,095
Income before taxes	277	391	223	23	40	50	(30)	974
Taxes(8)	(40)	(70)	(51)	(4)	(8)	(12)	(1)	(186)
Net income	237	321	172	19	32	38	(31)	788
Basic earnings per share ($)	0.48							1.61
Diluted earnings per share ($)	0.48							1.60
Basic - weighted average shares outstanding (millions)(9)	489.9							489.9
Diluted - weighted average shares outstanding (millions)(9)	493.2							493.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Nine months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(6)	Other items(7)	Core results
Gross profit	2,065	752	57	11	—	—	18	2,903
Selling, general & administration	(1,957)	—	—	14	—	—	—	(1,943)
Research & development	(518)	20	61	—	—	—	(6)	(443)
Other income	25	—	—	—	—	—	(4)	21
Other expense	(238)	—	—	156	34	12	—	(36)
Operating (loss)/income	(623)	772	118	181	34	12	8	502
(Loss)/income before taxes	(739)	772	118	181	34	12	8	386
Taxes(8)	113	(131)	(22)	(31)	(7)	(2)	3	(77)
Net (loss)/income	(626)	641	96	150	27	10	11	309
Basic (loss)/earnings per share ($)	(1.28)							0.63
Diluted (loss)/earnings per share ($)	(1.28)							0.63
Basic - weighted average shares outstanding (millions)(9)	488.9							488.9
Diluted - weighted average shares outstanding (millions)(9)	488.9							491.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Explanatory footnotes to IFRS Results to Core Results reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes an increase in provisions for legal matters.
(6)Includes impact from a pension plan amendment.
(7)For the three months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $2 million for the amortization of option rights. Other expense includes fair value adjustments of financial assets.
For the three months ended September 30, 2020, Gross profit primarily includes losses on disposal of property, plant & equipment. Research & development includes amortization of option rights. Other income includes fair value adjustments of financial assets.
For the nine months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $10 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For the nine months ended September 30, 2020, Gross profit includes $23 million losses on disposal of property, plant & equipment, partially offset by $5 million fair value adjustments to contingent consideration liabilities. Research & development includes a $34 million fair value adjustment to a contingent consideration liability, partially offset by $28 million for the amortization of option rights. Other income includes fair value adjustments of financial assets.
(8)For the three months ended September 30, 2021, total tax adjustments of $82 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $349 million totaled $80 million with an average tax rate of 22.9%.
For the three months ended September 30, 2020, total tax adjustments of $68 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $408 million totaled $65 million with an average tax rate of 15.9%.
For the nine months ended September 30, 2021, total tax adjustments of $146 million include tax associated with operating income core adjustments of $697 million with an average tax rate of 20.9%.
For the nine months ended September 30, 2020, total tax adjustments of $190 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,125 million totaled $196 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $6 million primarily related to tax expense from the delayed spin of a legal entity.
(9)For the three and nine months ended September 30, 2021 and 2020, core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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